UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

Stellent Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85856W105

(CUSIP Number)

Steven M. Johnson

Optika Inc.

7450 Campus Drive, Suite 200

Colorado Springs, Colorado 80920

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 6839731 10 1	Page 2 of 33

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Optika Inc. 95-4154552

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power N/A 8. Shared Voting Power 3,050,882 shares of common stock (1) 9. Sole Dispositive Power N/A 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,882 Shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 13.34% (1)

14.	Type of Reporting Person CO

(1) Beneficial ownership of 2,376,329 shares and options to purchase 674,553 shares exercisable within 60 days of January 11, 2004 of the common stock, par value $0.01 per share (the “Stellent Common Stock”), of Stellent, Inc., a Minnesota corporation (“Stellent”), referred to herein is being reported hereunder solely because Optika Inc., a Delaware corporation (“Optika”), may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4. Neither the filing of this statement nor any of its contents will be deemed to constitute an admission by Optika that it is the beneficial owner of any of the Stellent capital stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The calculation of the foregoing percentage is based on 22,192,264 shares of Stellent Common Stock outstanding as of January 11, 2004 as represented by Stellent and the issuance of 674,553 shares of Stellent Common Stock upon the exercise of outstanding options that either are vested or will vest within 60 days of January 11, 2004 as identified in note 1 above.

Item 1. Security And Issuer.

This statement, relating to the Stellent Common Stock is being filed by and on behalf of Optika. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in this statement. The principal executive offices of Stellent are located at 7777 Golden Triangle Drive, Eden Prairie, Minnesota 55344.

Item 2. Identity and Background.

(a), (b) This statement is being filed by Optika Inc., a Delaware corporation. The address of the principal office and principal business of Optika is 7450 Campus Drive, Suite 200, Colorado Springs, Colorado 80920. Other than the directors and officers of Optika, there are no other persons that control Optika. The name and business address of each of Optika’s officers and directors are listed on Schedule A hereto.

(c) Optika is a leading enterprise content management (ECM) provider of imaging, workflow, collaboration and records management software. The present principal occupation of each of Optika’s officers and directors is listed on Schedule A hereto.

(d) During the past five years, neither Optika nor, to the best of its knowledge, any of its officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Optika nor, to the best of its knowledge, any of its officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Optika is a Delaware corporation. To the best knowledge of Optika, all of its officers and directors are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

As described in Item 4 below, Stellent and its wholly owned subsidiary, STEL Sub, Inc. (“STEL Sub”), have entered into an Agreement and Plan of Merger with Optika dated January 11, 2004 (the “Merger Agreement”). Under the Merger Agreement, Optika will merge (the “Merger”) with and into STEL Sub. Under the terms of the Merger Agreement, upon consummation of the Merger:

•	Each outstanding share of Optika Common Stock will be converted into the right to receive 0.44 of a share of Stellent common stock, par value $.01 per share (the “Stellent Common Stock”) subject to adjustment described below.

•	All outstanding shares of Optika Preferred Stock will be converted into the right to receive a total of $10,000,000 in cash and, in certain circumstances described below, shares of Stellent Common Stock.

•	Each outstanding option to acquire shares of Optika Common Stock will be assumed by Stellent and converted into the right to acquire shares of Stellent Common Stock.

If the value of 0.44 of a share of Stellent Common Stock, based on the average Stellent Common Stock closing price over a period ending shortly before the Merger is consummated, is greater than $4.00, then:

•	80 percent of the value in excess of $4.00 will be allocated to the holders of Optika Common Stock.

•	20 percent of the value in excess of $4.00 will be allocated to the holders of Optika Preferred Stock.

This allocation will be accomplished by reducing the total number of shares of Stellent Common Stock to be issued to holders of Optika Common Stock and by issuing those shares to the holders of Optika Preferred Stock. The total number of shares to be issued by Stellent will not change.

The funds that will be used to pay the cash portion of the consideration will be provided by Stellent from existing cash and marketable securities and the shares of Stellent Common Stock to be issued to Optika stockholders will be newly issued by Stellent.

The information in Item 4 of this statement is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

The following percentages are based upon there being 22,192,264 shares of Stellent Common Stock outstanding as of January 11, 2004, as represented by Stellent in the Merger Agreement.

(a), (b) Stellent, STEL Sub and Optika entered into the Merger Agreement, a copy of which is attached hereto as Exhibit 1, under which Optika has agreed to be acquired in the Merger. The Merger Agreement provides for the merger of Optika into STEL Sub, with STEL Sub as the surviving organization. Subject to the terms and conditions contained in the Merger Agreement, at the effective time of the Merger, each outstanding share of Optika Common Stock (except for shares held by Optika stockholders who have perfected their appraisal rights under Delaware law) will be canceled and converted automatically into the right to receive the per-share common stock merger consideration and each outstanding share of Optika Preferred Stock (except for shares held by Optika stockholders who have perfected their appraisal rights under Delaware law) will be canceled and converted automatically into the right to receive the per-share preferred stock merger consideration. Under the Merger Agreement, each outstanding option to purchase Optika Common Stock will be assumed by Stellent and converted into an option to purchase Stellent Common Stock.

Consummation of the Merger is subject to a number of standard conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement by Optika’s stockholders and the approval of the share issuance by Stellent’s shareholders.

In connection with the Merger Agreement, Optika entered into a voting agreement, dated as of January 11, 2004, with certain of Stellent’s officers and directors set forth on the signature pages attached thereto (the “Voting Agreement”). A copy of the Voting Agreement is attached hereto as Exhibit 2. The Voting Agreement provides, among other things, that these officers and directors of Stellent agree to vote all of their shares of Stellent Common Stock in favor of the adoption of the Merger Agreement at any meeting of Stellent’s stockholders to consider that proposal (and these Stellent officers and directors have delivered irrevocable proxies to this effect to Optika in the form of Exhibit B to the Voting Agreement). The Voting Agreement will terminate if the Merger Agreement is terminated or upon consummation of the Merger. As a result of the Voting Agreement, Optika may be deemed to have a beneficial ownership interest in 3,050,882 shares of Stellent Common Stock through this shared voting control, representing approximately 13.34% of the total number of outstanding shares of Stellent Common Stock. The purpose of entering into the Voting Agreement is to assist Optika in consummating the Merger.

The summary set forth herein of certain provisions of the Voting Agreement does not purport to be a complete descriptions thereof and is qualified by its entirety by reference to the full provisions of the Voting Agreement, a copy of which has been filed as an exhibit hereto.

(c) Not applicable.

(d) It is anticipated that upon consummation of the Merger, the officers of STEL Sub will become the officers of the corporation surviving the Merger. The directors of Optika will continue, immediately following the consummation of the Merger, as directors of the company surviving the Merger. However, it is a condition to the consummation of the Merger that each of the directors of Optika deliver to Stellent a resignation from the board of the company surviving the Merger, which resignation will become effective as of the date on which a registration statement related to stock options issued by Stellent to replace stock options issued by Optika becomes effective.

(e) Upon consummation of the Merger, all outstanding shares of Optika Common Stock will be canceled in exchange for the per-share common stock merger consideration and all outstanding shares of Optika’s

Preferred Stock will be canceled in exchange for the per-share preferred stock merger consideration. It is intended that all outstanding options to purchase Optika Common Stock will be assumed by Stellent and converted into the right to acquire shares of Stellent Common Stock.

(f) Not applicable.

(g) Upon consummation of the Merger, the Certificate of Designation of Optika’s Series A-1 Preferred Stock will be amended and restated as described in the Merger Agreement and the certificate of incorporation and bylaws of STEL Sub, as in effect immediately before the Merger, will be the governing documents of the surviving organization.

(h) Optika’s shares are currently traded on the Nasdaq SmallCap Market. Following the consummation of the Merger, the shares will no longer be listed.

(i) Upon consummation of the Merger, Stellent promptly will file for termination of the registration of Optika’s Common Stock pursuant to Section 12(g)(4) of the Sections Exchange Act of 1934.

(j) Not applicable.

Item 5. Interest in Securities of the Issuer.

(a) Although Optika does not directly own any shares of Stellent Common Stock as of the date hereof, pursuant to the Voting Agreement Optika may be deemed to beneficially own 3,050,882 shares of Stellent Common Stock, representing approximately 13.34% of all outstanding shares of Stellent Common Stock.

(b) Pursuant to the voting agreements, Optika may be deemed to have shared voting power with respect to 3,050,882 shares of Stellent Common Stock.

(c) Other than entering into the Merger Agreement and the Voting Agreement, neither Optika nor, to the best of its knowledge, any of its officers or directors, effected any transactions in the Stellent Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the matters disclosed in response to Items 4 and 5 above, neither Optika nor, to the best of its knowledge, any of its officers or directors is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Stellent, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Notwithstanding the foregoing, Optika is obligated to pay Revolution Partners for investment banking and financial advisory fees in connection with the Merger.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of January 11, 2004, among Stellent, Inc., STEL Sub, Inc., and Optika Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Optika Inc. (SEC file no. 0-28672 ) filed January 12, 2004).

2	Voting Agreement, dated as of January 11, 2004, among certain officers of Stellent, Inc. and Optika Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 21, 2004	OPTIKA INC.

/s/ Steven M. Johnson
Steven M. Johnson
Executive Vice President,
Chief Financial Officer and Secretary

SCHEDULE A

Name	Business Address	Principal Occupation
Mark K. Ruport	7450 Campus Drive, Suite 200 Colorado Springs, CO 80920	Chairman and Chief Executive Officer Optika Inc.

Alan B. Menkes	680 Fifth Avenue, 9th Floor New York, NY 10019	Managing Partner Empeiria Capital LLC

James T. Rothe, Ph.D.	7450 Campus Drive, Suite 200 Colorado Springs, CO 80920	Professor of Business Administration University of Colorado at Colorado Springs

Edwin C. Winder	7450 Campus Drive, Suite 200 Colorado Springs, CO 80920	Private Investments

Steven M. Johnson	7450 Campus Drive, Suite 200 Colorado Springs, CO 80920	Executive Vice President, Chief Financial Officer, Secretary and Chief Accounting Officer Optika Inc.

Greg D. Cooke	7450 Campus Drive, Suite 200 Colorado Springs, CO 80920	Vice President, North American Channel Sales Optika Inc.

Derrick S. Crow	7450 Campus Drive, Suite 200 Colorado Springs, CO 80920	Vice President, Solution Services Optika Inc.

James A. Franklin	7450 Campus Drive, Suite 200 Colorado Springs, CO 80920	Vice President, North American Direct Sales Optika Inc.

Patrick M. Donovan	7450 Campus Drive, Suite 200 Colorado Springs, CO 80920	Director of Finance and Administration Optika Inc.

Christopher J. Ryan	7450 Campus Drive, Suite 200 Colorado Springs, CO 80920	Vice President, Marketing Optika Inc.

Randall S. Weakly	7450 Campus Drive, Suite 200 Colorado Springs, CO 80920	Vice President, Research and Development Optika Inc.